                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               _______________

                                  SCHEDULE 13D
                                AMENDMENT NO. 15

                   Under the Securities Exchange Act of 1934



                                   ICO, Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                      Common Stock, No par value per share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   449294206
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                             Gary P. Kreider, Esq.
                          Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 April 30, 1996
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with this statement /  /.

 CUSIP NO. 449294206                  13D                    Page 2 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Dr. Asher O. Pacholder


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)   / X /
                                                                                                                    (b)   /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                                                                  /   /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                   7   SOLE VOTING POWER

  NUMBER OF            0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY      8   SHARED VOTING POWER
   OWNED BY
     EACH              7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                   9   SOLE DISPOSITIVE POWER

                       77,400 (See Item 5)


                  10  SHARED DISPOSITIVE POWER

                      1,317,562 (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                                /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 449294206                           13D                                           Page  3  of  27  Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Sylvia A. Pacholder


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b)  /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /    /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                   7   SOLE VOTING POWER

  NUMBER OF            0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY      8   SHARED VOTING POWER
   OWNED BY
     EACH              7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                   9   SOLE DISPOSITIVE POWER

                       87,000 (See Item 5)


                   10  SHARED DISPOSITIVE POWER

                       1,317,562 (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                13D                      Page 4 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Robin E. Pacholder


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b)  /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                   7   SOLE VOTING POWER

  NUMBER OF            0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY      8   SHARED VOTING POWER
   OWNED BY
     EACH              7,812,088 (See Items 1, 5 and 6)
  REPORTING
 PERSON WITH
                   9   SOLE DISPOSITIVE POWER

                       6,822 (See Item 5)


                   10  SHARED DISPOSITIVE POWER

                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                    13D                    Page 5 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    William J. Morgan


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)   / X /
                                                                                                                    (b)   /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                     /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                    7   SOLE VOTING POWER

  NUMBER OF               0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                    9   SOLE DISPOSITIVE POWER

                        10,000 (See Item 5)


                    10  SHARED DISPOSITIVE POWER

                        1,317,562 (See Item 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                                /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                   13D                     Page 6 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Pacholder Associates, Inc., Tax I.D. #31-1089398


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) /  X /
                                                                                                                    (b) /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                  /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ohio corporation


                    7   SOLE VOTING POWER

  NUMBER OF              0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                    9   SOLE DISPOSITIVE POWER

                        0 (See Item 5)


                    10  SHARED DISPOSITIVE POWER

                        923,325 (See Item 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                             /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                     13D                   Page 7 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    P M Delaware


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)   / X /
                                                                                                                    (b)   /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                     /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


                    7   SOLE VOTING POWER

  NUMBER OF               0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                    9   SOLE DISPOSITIVE POWER

                        0 (See Item 5)


                    10  SHARED DISPOSITIVE POWER

                        394,237 (See Item 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                                /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                    13D                    Page 8 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    William E. Willoughby


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b)  /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                    7   SOLE VOTING POWER

  NUMBER OF               0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                    9   SOLE DISPOSITIVE POWER

                        1,624,173 (See Items 1 & 5)


                    10  SHARED DISPOSITIVE POWER

                        149,139 (See Items 1 & 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                    13D                    Page 9 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Peggy S. Willoughby


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b)  /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                     7   SOLE VOTING POWER

  NUMBER OF                0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY        8   SHARED VOTING POWER
   OWNED BY
     EACH                7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                     9   SOLE DISPOSITIVE POWER

                         708,446 (See Items 1 & 5)


                     10  SHARED DISPOSITIVE POWER

                         149,139 (See Items 1 & 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                     13D                  Page 10 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    William C. Willoughby


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b)  /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /    /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                     7   SOLE VOTING POWER
                         3,280 (See Items 1,  5 & 6)
  NUMBER OF
    SHARES           8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              7,812,088 (See Items 1, 5 & 6)
     EACH
  REPORTING
 PERSON WITH         9   SOLE DISPOSITIVE POWER
                         1,384,851 (See Items 1 & 5)


                     10  SHARED DISPOSITIVE POWER

                         0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                     13D                  Page 11 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Regina S. Willoughby


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b) /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                   /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                    7   SOLE VOTING POWER
                        3,280 (See Items 1, 5 & 6)
  NUMBER OF
    SHARES          8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             7,812,088 (See Items 1, 5 and 6)
     EACH
  REPORTING
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        140,863 (See Items 1 & 5)


                    10  SHARED DISPOSITIVE POWER

                        0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                              /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                     13D                  Page 12 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Fred R. Feder


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b) /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                   /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Citizen of Germany


                    7   SOLE VOTING POWER

  NUMBER OF               0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                    9   SOLE DISPOSITIVE POWER

                        979,260 (See Items 1 & 5)


                    10  SHARED DISPOSITIVE POWER

                        0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                              /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                     13D                  Page 13 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Theo J.M.L. Verhoeff


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b)  /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /    /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Citizen of the Netherlands


                    7   SOLE VOTING POWER

  NUMBER OF               0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                    9   SOLE DISPOSITIVE POWER

                        81,709 (See Items 1 & 5)


                    10  SHARED DISPOSITIVE POWER

                        0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /    /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                     13D                  Page 14 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Catherine Willoughby Stephens


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b)  /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                      7   SOLE VOTING POWER

  NUMBER OF                0 (See Items 5 & 6)
    SHARES
 BENEFICIALLY          8   SHARED VOTING POWER
   OWNED BY
     EACH                  7,812,088 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                       9   SOLE DISPOSITIVE POWER

                           456,984 (See Item 1 & 5)


                       10  SHARED DISPOSITIVE POWER

                           0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,812,088 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                    13D                   Page 15 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Walter L. Leib


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  / X /
                                                                                                                    (b)  /   /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /   /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                      7   SOLE VOTING POWER

  NUMBER OF               33,921 (See Items 1 & 5)
    SHARES
 BENEFICIALLY         8   SHARED VOTING POWER
   OWNED BY
     EACH                 2,293,222 (See Items 1, 5 and 6)
  REPORTING
 PERSON WITH
                      9   SOLE DISPOSITIVE POWER

                          33,921 (See Items 1 & 5)


                      10  SHARED DISPOSITIVE POWER

                          0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,327,143 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449294206                     13D                  Page 16 of 27 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Edward N. Barol


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  /   /
                                                                                                                    (b)  / X /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    See Item 3


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                    /    /
    TO ITEM 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen


                     7   SOLE VOTING POWER

  NUMBER OF              16,401 (See Items 1 & 5)
    SHARES
 BENEFICIALLY        8   SHARED VOTING POWER
   OWNED BY
     EACH                2,293,222 (See Items 1, 5 & 6)
  REPORTING
 PERSON WITH
                     9   SOLE DISPOSITIVE POWER

                         16,401 (See Items 1 & 5)


                     10  SHARED DISPOSITIVE POWER

                         0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,309,623 (See Items 1, 5 & 6)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                               /   /
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.8% (See Items 1, 5 & 6)


14  TYPE OF REPORTING PERSON*
    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 15 relates to the common stock, no par value per share ("ICO Common Stock") of ICO, Inc. ("ICO"), 100 Glenborough Drive, Houston, Texas 77067. This filing amends the Schedule 13D filed by Pacholder Associates Inc. by adding and though this initial filing for such holders of ICO Common Stock who have become members of a group through execution of the Shareholders Agreement described in Item 6 and to reflect the acquisition of shares of ICO common stock, no par value (the "ICO Common Stock") pursuant to the merger of Wedco Technology, Inc. ("Wedco") with and into W Acquisition Corp. ("W Acquisi tion"), a wholly-owned subsidiary of ICO. Pursuant to the merger, W Acquisition changed its name to Wedco Technology, Inc. This filing assumes that all Wedco Shareholders (as defined in Item 2) will elect the Stock Consideration (as defined in Item 3) provided for by such merger. A further amendment shall be made to reflect the effects of such elections to the extent inconsistent with this assumption.

ITEM 2 IDENTITY AND BACKGROUND. (*INDICATES MEMBER OF GROUP BUT NOT A FILING PERSON)

          DR. ASHER O. PACHOLDER

          (a) - (c) Dr. Asher O. Pacholder ("AOP") is the Chairman of the Board of Directors and Chief Operating Officer of Wedco Technology, Inc. ("Wedco"), Route 173, West Portal, New Jersey 08802, and Chairman of the Board of Directors and Chief Financial Officer of ICO, 100 Glenborough Drive, Houston, Texas 77067.

          (d) AOP during the last five (5) years, has not been con victed in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) AOP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in AOP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.

          SYLVIA A. PACHOLDER

          (a) - (c) Sylvia A. Pacholder ("SAP") is President, Chief Executive Officer and Director of Wedco, Route 173, West Portal, New Jersey 08802, and President, Chief Executive Officer, Secretary and Director of ICO, 100 Glenborough Drive, Houston, Texas 77067.

          (d) SAP during the last five (5) years, has not been con victed in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) SAP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in SAP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.



          ROBIN E. PACHOLDER

          (a) - (c) Robin E. Pacholder ("REP") is Senior Vice President and Associate General Counsel of Pacholder Associates, Inc., 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45202, and a Director of ICO, 100 Glenborough Drive, Houston, Texas 77067.

          (d) REP during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) REP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in REP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.

          WILLIAM J. MORGAN

          (a) - (c) William J. Morgan ("Morgan") is President and Managing Director of Pacholder Associates, Inc., 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45202, and a Director of ICO, 100 Glenborough Drive, Houston, Texas 77067.

          (d) Morgan during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Morgan during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Morgan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibit ing or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.


          PACHOLDER ASSOCIATES, INC.

          (a) - (c) Pacholder Associates, Inc.("Pacholder Associates") is an Ohio corporation. Pacholder Associates' business address and the address of its principal office is 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45202.

          (d) Pacholder Associates during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Pacholder Associates during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Pacholder Associates being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       Not applicable.

          P M DELAWARE, INC.

          (a) - (c) P M Delaware, Inc. ("P M Delaware") is a Delaware corporation. P M Delaware's business address and the address of its principal office is 1105 North Market Street, Suite 1300, P.O. Box 8985, Wilmington, DE 19899.

          (d) P M Delaware during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) P M Delaware during the last five (5) years, has not been a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction which resulted in P M Delaware being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       Not applicable.


          WILLIAM E. WILLOUGHBY

          (a) - (c) William E. Willoughby ("WEW") is a consultant for Wedco, Route 173, West Portal, New Jersey 08802, and a Director of ICO, 100 Glenborough Drive, Houston, Texas 77067.

          (d) WEW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) WEW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WEW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.


          PEGGY S. WILLOUGHBY

          (a) - (c) Peggy S. Willoughby ("PSW") is the wife of WEW and resides at
                                                                               .

          (d) PSW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) PSW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in PSW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        (f)       United States citizen.


          WILLIAM C. WILLOUGHBY

          (a) - (c) William C. Willoughby ("WCW") is the son of WEW. He is __________________________________ for __________________ ,
                    ______________________.

          (d) WCW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) WCW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WCW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.

          REGINA S. WILLOUGHBY

          (a) - (c) Regina S. Willoughby ("RSW") is______________________ for
                    ______________________________.

          (d) RSW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) RSW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in RSW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.


          FRED R. FEDER

          (a) - (c) Fred R. Feder ("Feder") is the Vice President of Wedco, Route 173, West Portal, New Jersey 08802.

          (d) Feder during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Feder during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Feder being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibit ing or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       Germany.


          THEO J.M.L. VERHOEFF

          (a) - (c) Theo J.M.L. Verhoeff ("Verhoeff") is the Vice President-European Operations for Wedco, Route 173, West Portal, New Jersey 08802.

          (d) Verhoeff during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Verhoeff during the last five (5) years, has not been a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction which resulted in Verhoeff being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       Citizen of The Netherlands.


          CATHERINE WILLOUGHBY STEPHENS

          (a) - (c) Catherine Willoughby Stephens ("Stephens") is the daughter of WEW. She is Vice President for Stephens Realty, Inc., 120 Hana Highway, P.O. Box 50, Paia, Hawaii 96799.

          (d) Stephens during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Stephens during the last five (5) years, has not been a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction which resulted in Stephens being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.


          WALTER L. LEIB

          (a) - (c) Walter L. Leib ("Leib") is a shareholder of the law firm of Leib, Kraus, Grispin & Roth, a professional corporation, 328 Park Avenue, P.O. Box 310, Scotch Plains, New Jersey 07076-0310.

          (d) Leib during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Leib during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Leib being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.

          EDWARD N. BAROL

          (a) - (c) Edward N. Barol ("Barol") is of counsel to the law firm of Dilworth, Paxson, Kalish & Kaufman LLP, 3200 Mellon Bank Center, 1735 Market Street, Philadelphia, Pennsylvania 19103-7595.

          (d) Barol during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Barol during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Barol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       United States citizen.




As used hereafter, WEW, PSW, WCW, RSW, Feder, Verhoeff and Stephens are collectively referred to as the "Wedco Shareholders," and AOP, SAP, REP, Morgan, Pacholder Associates and P M Delaware are collectively referred to as the "ICO Shareholders." The Wedco Shareholders and the ICO Shareholders are collectively referred to as the "Shareholders".

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The Wedco Shareholders' Common Stock was acquired pursuant to a statutory merger between Wedco and W Acquisition Corp. ("W Acquisition"), a wholly-owned subsidiary of ICO, whereby shares of Wedco Common Stock, $0.10 par value ("Wedco Common Stock") were converted into the right to receive, at the option of the holder thereof, either: (i) 2.20 shares ICO Common Stock and $3.50 in cash (the "Cash/Stock Consideration"), or (ii) 2.84 shares of ICO Common Stock (the "Stock Consideration" and together with the Cash/Stock Consideration, the "Merger Consideration"). The Wedco Shareholders presently have not made their election of Merger Consideration. All of the shareholdings of the Wedco Shareholders and all percentage calculations for the Shareholders assume that all the Wedco Shareholders will elect the Stock Consideration.


ITEM 4.   PURPOSE OF TRANSACTION.

          ICO, W Acquisition and Wedco entered into the merger agreement pursuant to which (i) Wedco was merged with and into W Acquisition with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO, and (ii) each share of Wedco Common Stock being converted into the Merger Consideration (as defined in Item 3).

          The Wedco Shareholders intend to monitor the market for ICO Common Stock and, depending on market conditions, may sell their ICO Common Stock from time to time. Except as set forth in the preceding sentence and in Item 6 below, the Shareholders do not have any plans or proposals which relate to or would result in any of the following events:

          (a) The acquisition by any person of additional securities of ICO, or the disposition of securities of ICO;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ICO or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of ICO or any of its subsidiaries;

          (d) Any change in the present board of directors or management of ICO, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of ICO;

          (f) Any other material change in ICO's business or corporate structure;

          (g) Changes in ICO's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of ICO to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of ICO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

(a) - (b)

     As of May 10, 1996, the Shareholders in the aggregate beneficially owned 7,813,088 shares (or approximately 39.9% of the outstanding shares) of ICO Common Stock (based on the assumption that all Wedco Shareholders elect the Stock Consideration, as defined in Item 3, pursuant to the merger) as follows:

               HOLDER                                NUMBER OF  SHARES
               ------                                -----------------
Dr. Asher O. Pacholder(1)(2)(4)(10)                         1,864,692


Sylvia A. Pacholder(1)(2)(4)(10)                            1,874,292


Robin E. Pacholder(2)(3)(10)                                    6,822


William J. Morgan(2)(4)(10)                                 1,327,562


Pacholder Associates, Inc.(5)(10)                             923,325


P M Delaware, Inc.(10)                                        394,237


William E. Willoughby(6)(10)                                1,773,312


Peggy S. Willoughby(7)(10)                                    857,585


William C. Willoughby(8)(10)                                1,384,851


Regina S. Willoughby(9)(10)                                   140,863


Fred R. Feder(10)                                             979,260


Theo J.M.L. Verhoeff(10)                                       81,709


Catherine Willoughby Stephens(10)                             456,984


Walter L. Leib(10)                                             33,921


Edward N. Barol(10)                                            16,401

     (1) Includes 469,730 shares of Common Stock over which Ms. S. Pacholder and Dr. Pacholder share voting power pursuant to irrevocable proxies. Ms. S. Pacholder and Dr. Pacholder disclaim beneficial ownership of these shares.
     (2) Share amounts for Dr. Pacholder, Ms. S. Pacholder, Ms. R. Pacholder and Mr. Morgan include 66,000, 87,000, 6,000 and 8,000 shares of Common Stock, respectively which may be acquired upon the exercise of options.
     (3) Includes 822 shares of Common Stock issuable upon conversion of Convertible Exchangeable Preferred Stock.
     (4) Includes voting and disposition power of shares beneficially owned by Pacholder Associates and P M Delaware.
     (5) Pacholder Associates has sole voting and disposition authority over 204,380 shares of ICO Common Stock, 202,079 warrants to acquire ICO Common Stock and 44,760 shares of Convertible Exchangeable Preferred Stock, convertible into 122,629 shares of ICO Common Stock. Also includes shares beneficially owned by P M Delaware.
     (6) Includes 149,139 shares held jointly with his spouse, Peggy S. Willoughby.
     (7) Includes 149,139 shares held jointly with her spouse, William E. Willoughby.

    (8) Includes 45,823 shares held as custodian for William B. Willoughby and 3,280 shares held by his minor son, William B. Willoughby.
    (9) Includes 16,437 shares held as custodian for William B. Willoughby and 3,280 shares held by her minor son, William B. Willoughby.
   (10) Except as specifically set forth in the above notes, does not include the shares of the Other Shareholders that can be voted pursuant to the voting agreements and irrevocable proxies described in Item 6.


(c) Except as reported herein, none of the Shareholders has effected any transactions in equity securities of ICO during the past sixty days.

(d)  None

(e)  Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Shareholders are parties to the following agreements:

     1. SHAREHOLDERS AGREEMENT. The Shareholders Agreement ("Shareholders Agreement") was entered into among ICO, the ICO Shareholders (as defined in
Item 2) and the Wedco Shareholders (as defined in Item 2). The Shareholders (as defined in Item 2) agreed to take all actions necessary or appropriate to cause the election of Willoughby, Leib and George S. Sirusas ("Sirusas") to the Board of Directors of ICO for terms ending on the date of ICO's annual shareholders meeting in 1996 in the case of Willoughby, the date of its annual shareholders meeting in 1997 in the case of Leib and Sirusas and to cause the reelection of Willoughby, Sirusas and Leib to the Board of Directors of ICO until the earlier of the time the Wedco Shareholders who are parties to the Shareholders Agreement, taken as a whole, beneficially own less than 1,500,000 shares of Common Stock of ICO (or as adjusted) or there is a "change in control" of ICO, when the ICO Shareholders who are parties to the Shareholders Agreement shall no longer be obligated to cause the reelection of such persons to its Board of Directors ("Termination Date"). In addition, if Willoughby, Leib or Sirusas shall cease to serve as a director of ICO at any time prior to the Termination Date, the Shareholders will agree to take all actions necessary or appropriate to ensure that the vacancy created shall be filled by a person nominated by the others, subject to the consent of a majority of the full Board of Directors of ICO.

     In addition to the foregoing, all the ICO Shareholders who are parties to the Shareholders Agreement have granted irrevocable proxies coupled with an interest to Leib and Barol to vote their shares of Common Stock of ICO in favor of the slate of nominees for ICO's Board of Directors selected by the then incumbent members of the Board of Directors of ICO (the "Nominated Slate") and the Wedco Shareholders who are parties to the Shareholders Agreement granted substantially identical proxies to SAP and AOP to vote their shares of Common Stock of ICO also in favor of the Nominated Slate.

     The Shareholders Agreement also provides that with respect to Wedco, SAP will be its President and Chief Executive Officer and AOP will be its Chairman of the Board and Chief Operating Officer. Pursuant to the Shareholders Agreement, Wedco's Articles of Incorporation were amended to provide that the Chairman of the Board, President, CEO, COO or any person who shall hold any other office, position or title having similar functions or authority to the functions of the Chairman of the Board, President, CEO or COO or who shall have equivalent operating authority of Wedco will be elected by a unanimous vote of the Wedco Board of Directors.

     The Shareholders Agreement also provides that if one or more of the ICO Shareholders or Wedco Shareholders who are parties to the agreement desire to sell 500,000 or more shares of ICO Common Stock, other than in connection with an underwritten public offering that would not result in a transfer or transfers of 500,000 or more shares of ICO Common Stock to any person or group of persons, such proposed sale shall not be effective unless the proposed transferee agrees to be bound as the successor to the transferor under the agreement.

     2. REGISTRATION RIGHTS AGREEMENT. ICO and the Wedco Shareholders are parties to a Registration Rights Agreement to provide the Wedco Shareholders, for a period of five years after April 30, 1996 with certain demand and "piggyback" registration rights to enable them to dispose of the shares of Common Stock of ICO received by them in the Merger.

            Other than as listed above, none of the Reporting Persons is a party to any agreement with respect to any securities of ICO, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities exchange Act of 1934, as amended.

            2. Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            3.   Stockholders Agreement.*

            4.   Registration Rights Agreement.*

            5. Merger Agreement among Wedco Technology, Inc., W Acquisition Corp. and ICO, Inc. dated as of December 8, 1995, as Amended on March 13, 1996.*


            *Exhibits previously filed with the Securities and Exchange Commission on Form S-4, Registration No. 333-00831 by ICO and incorporated herein by reference.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                                   /s/ DR. ASHER O. PACHOLDER
Dated:  May 10, 1996               _______________________________________
                                   Dr. Asher O. Pacholder, Individually and
                                   As Attorney-in-Fact for:

                                   Sylvia A. Pacholder
                                   Robin E. Pacholder
                                   William J. Morgan
                                   Pacholder Associates, Inc.
                                   P M Delaware, Inc.
                                   William E. Willoughby
                                   Peggy S. Willoughby
                                   William C. Willoughby
                                   Regina S. Willoughby
                                   Fred R. Feder
                                   Theo J.M.L. Verhoeff
                                   Catherine Willoughby Stephens
                                   Walter L. Leib

                                   /s/ EDWARD N. BAROL
                                   __________________________________________
                                   Edward N. Barol

359401.1